UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
I5d-16UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of 		June , 2003



Novogen Limited

(Translation of registrants name into English)


140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F v Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
furnishing the information to the Commission pursuant
to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes   No

[If Yes is marked, indicate below the file number
assigned to the registrant in connection with Rule 12g3-2
(b):
	82- ________________	.1


SIGNATURES
Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

										       Novogen Limited
(Registrant)


Date         2 June,  2003     By

*Print the name and title under the signature of the signing officer.Ronald Lea Erratt
Company secretary

GENERAL INSTRUCTIONS

A.	Rule as to Use of Form 6-K.
are required to furnish reports pursuant to Rule l3a-16 or
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Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished. such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to
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SEC 1815 (7-91)

The information required to be furnished pursuant to (i)
(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control;
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This report is required to be furnished promptly after
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reference any information not previously filed with

the Commission, such information must be attached as
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This report shall consist of a cover page, the document
or report furnished by the issuer, and a signature page.
Eight complete copies of each report on this form shall
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on which any security of the registrant is listed and
registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.	Translations of Papers and Documents into English.

Reference is made to Rule 12b-l2(d) [17 CFR 240.l2b-12(d)].
Information required to be furnished pursuant to General
Instruction B in the form of press releases and all

communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.
English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.
Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations.
versions or summary have been prepared, it will be s ufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.


ASX & MEDIA RELEASE								2 JUNE 2003

YALE RESEARCHERS DISCOVER THAT PHENOXODIOL COMBINED WITH SMALL DOSES OF CHEMOTHERAPY REDUCES OVARIAN CANCER TUMOR MASS BY 75 PERCENT

Novogen Limiteds subsidiary, Marshall Edwards Inc. (LSE-AIM: MSH), has just made the following announcement to the London
Stock Exchanges Alternative Investment Market.

(CHICAGO, Ill. June 3, 2003) Researchers from Yale University School of Medicine today presented data indicating that phenoxodiol, a synthetic anti-cancer compound manufactured by Novogen Limited, when added to low levels of standard chemotherapy agents, produces dramatic reductions in the size of human ovarian cancer tumors in animals.

The data were presented today at the 39th Annual Meeting of the American Society of Clinical Oncology.

The Yale researchers previously have shown that phenoxodiol was the most effective drug in the test tube in killing ovarian cancer cells that were resistant to standard chemotherapeutics.

The new data is an important development in showing that this potent anti-cancer effect of phenoxodiol is retained in vivo.

In a further development, the Yale researchers also showed that phenoxodiol had the ability to render ovarian cancer cells more susceptible to the cytotoxic effects of standard anti-cancer drugs.

Ovarian cancer is a particularly deadly disease, in large part because of resistance to chemotherapy.

Standard doses of chemotherapy produce unfortunate side effects, many of which are not well tolerated by patients with ovarian cancer.

Our research indicates that the addition of phenoxodiol may significantly reduce the amount of chemotherapy necessary to induce tumor shrinkage and cancer cell death, said Gil Mor, MD PhD., Associate Professor, Department of Obstetrics and Gynecology, Yale University School of Medicine. From this data, it appears that phenoxodiol restores the ability of a cancer cell to be killed with low doses of chemotherapy. If that holds true in patients, this is very good news.

Animals received cisplatin (0.5mg/kg), or phenoxodiol at 10 or 20 mg/kg for eight days alone or in combination with cisplatin (0.5 mg/kg). While cisplatin alone had no effect on tumor size, the combination of phenoxodiol (10mg/kg) and cisplatin (0.5mg/kg) reduced tumor mass by 75 percent.

Phenoxodiol currently is being evaluated as a monotherapy in Phase II trials in patients with prostate cancer, ovarian cancer, and squamous cell carcinoma.

Yale Medical School is conducting the Phase II study in ovarian cancer patients who are resistant to standard chemotherapies.

That study is being conducted under an IND granted by the US FDA for phenoxodiol as a monotherapy.

These new results confirm our confidence in phenoxodiols ability to treat cancer as a single agent, said Graham Kelly, PhD., Executive Chairman, Marshall Edwards, Inc.

But they also point to a strategy that might increase the potency of phenoxodiol even more, by combining it with standard anti-cancer drugs, but at levels that might not be associated with adverse side-effects.

The action of phenoxodiol is unique among the new generation of anti-cancer drugs in that it exerts multiple effects on cancer cells, but no apparent effects on non-cancer cells.

A variety of enzyme systems are switched off including protein tyrosine kinases, sphingosine kinase and cyclin-dependant kinases.

The primary target is thought to be interruption to the phosphorylating ability of kinases, making phenoxodiol the first pan kinase inhibitor to be tested in the clinic.

The outcome of this action is initiation of apoptosis through up-regulation of death receptor activity.

Phenoxodiol represents the next generation of anti-cancer drugs-- it appears to work on multiple pathways to induce cancer cells to self destruct while having no meaningful toxicity on healthy cells, said Steven Knapp, portfolio manager, Simba Management Group.

Phenoxodiol appears to be the first drug to specifically hit a target that is only present on cancer cells.

FDA's apparent commitment to getting promising cancer drugs to late stage cancer patients combined with phenoxodiol's safety profile and early indications of clinical success convinces me that phenoxodiol's path to the market has been accelerated.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties.
Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Companys Securities and Exchange Commission filings under Risk Factors, including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Companys proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

Novogen (Nasdaq: NVGN) is a world leader in the research and development of drugs derived from its phenolic technology platform.The Company manages its international research and development programs using the expertise and clinical research capabilities of universities and hospitals in the U.S., Australia and other key international locations. The oncology compound phenoxodiol is being developed by the Company's listed subsidiary
Marshall Edwards Inc. (LSE-AIM: MSH).



ISSUED FOR		:	MARSHALL EDWARDS INC

FOR FURTHER			PROFESSOR ALAN HUSBAND, VICE
PRESIDENT RESEARCH,
INFORMATION		:	TEL (02) 9878 0088
http://www.novogen.com
DAVID SHEON	TEL +1 202 518 6384